02020229
NO ACT
P.E 1-29-02
132-02064

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

February 27, 2002

Act Securities Exchange Act of 1934
Section §15
Rule 15c3-3
Public Availability 3/13/02

Mr. Steven M. Black
Managing Director, Operations & Trading
Linsco/Private Ledger Corp.
9785 Towne Centre Drive
San Diego, CA 92121-1968

Re: Application to Establish an Omnibus Account

Dear Mr. Black:

We have received your letter dated January 29, 2002, in which you request on behalf of Linsco/Private Ledger Corp. ("Applicant") that an omnibus account be designated as a good control location for purposes of Rule 15c3-3 of the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).

I understand the following facts to be pertinent to the Applicant's request. On or about March 15, 2002, the Applicant will begin self-clearing the customer accounts which currently clear through E*Trade Securities ("Delivering Firm"). Each account will become established on the books and records of the Applicant with corresponding securities positions being recorded as "short" in an omnibus account at the Delivering Firm. The positions will be transferred from the Delivering Firm to the Applicant, and the omnibus account gradually will be reduced and eliminated.

Under the circumstances set forth above and to facilitate the prompt and orderly transfer of accounts, the Division of Market Regulation will deem the omnibus account at the Delivering Firm to be a control location adequate for the protection of customer securities for purposes of Rule 15c3-3, provided that the following criteria are satisfied:

(1) the books and records of the Applicant reflect the customer securities positions and money balances previously held by the Delivering Firm;

(2) the books and records of the Applicant reflect that the customer securities not yet transferred to it are "located" in the omnibus account at the Delivering Firm;

(3) the Applicant assumes the responsibility to clear all transactions in the customer accounts being transferred; and

(4) the Delivering Firm provides the Applicant with written assurance that (i) for purposes of Rule 15c3-3 it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities, and (ii) it will promptly deliver the securities in the omnibus account to the Applicant.

The omnibus account that has been designated as a control location will retain such designation only for a period of thirty business days from the date it was entered on the Applicant's books and records. At the expiration of thirty business days, the customer securities which have not been delivered to the Applicant will no longer be deemed to be within the Applicant's possession or control. When the omnibus account ceases to be a control location, the Applicant must include the market value of all customer securities not yet delivered to it in its Reserve Formula computation (17 CFR 240.15c3-3a) as a "failed to receive" credit item, whether or not it has any money credits related to the particular securities, and must initiate action to buy-in the securities not yet delivered.

It should be noted that the above requirements for having an omnibus account designated as a control location are applicable only to securities which the Applicant desires to treat as being in its control by use of the omnibus account. For all other securities, the Applicant will have to take other appropriate action to comply with the possession or control requirement of Rule 15c3-3.

Pursuant to Delegated Authority,

Thomas K. McGowan
Assistant Director

cc: Ms. Susan DeMando, NASD

TKM/mbs

Manly

LPL

FINANCIAL SERVICES

9785 Towne Centre Drive
San Diego, CA 92121-1968
(858) 450-9606 Ext. 6324
Fax: (858) 546-8310
E-mail: steve.black@lpl.com

Steven M. Black
Managing Director
Operations

January 29, 2002

Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

self-clearing 11:13 2/27
March 15

Gentlemen:

Linsco/Private Ledger Corp., (LPL Financial Services), a registered broker-dealer, intends to establish an Omnibus account with E*Trade Securities (E*Trade), also a registered broker-dealer, to facilitate the prompt and orderly transfer of our customer securities currently held at E*Trade. We are making written application to the SEC to have the Omnibus account designated as a control location and represent in the application that the following requirements will be complied with:

1. The books and records of the receiving broker-dealer reflect the customer securities positions previously held by the delivering clearing firm (E*Trade);

2. The books and records of the receiving broker-dealer reflect that the customer securities not yet transferred to it are "located" in the Omnibus account of the delivering clearing firm;

3. The receiving broker-dealer assumes the responsibility to clear all transaction being transferred; and

4. The delivering clearing firm the receiving broker-dealer with written assurance that (i) for the purpose of Rule 15c3-3, it will treat the Omnibus account as a customer account and the securities maintained in the Omnibus account as fully-paid securities; and (ii) it will promptly deliver the securities to the receiving broker-dealer.

When the Omnibus account ceases to be a control location, LPL Financial Services will include the market value of all securities not yet delivered in its formula computation as a "failed-to-receive" credit item, whether or not it has any money credits related to the particular securities and will initiate action to buy-in the securities not yet delivered.

If you have any questions, please feel free to contact Tom Seeburger at (800) 877-7210, ext. 6813.

Sincerely,

Steven M. Black
Managing Director, Operations & Trading

cc: Tom Seeburger